TRANSPACIFIC GROUP LLC

Financial Statement of Condition

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67611

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transpacific Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

429 LENOX AVE, SUITE 505
(No. and Street)

MIAMI BEACH	FL	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels 212-751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan

Certified Public Accountants PLLC

(Name -- *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Scott D Daniels _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Transpacific Group LLC _____ , as of _____ 12/31/2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

F I N O P
_____
Title



_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes).

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRANSPACIFIC GROUP LLC
DECEMBER 31, 2020

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-11

The accompanying notes are an integral part of this financial statement



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of TransPacific Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TransPacific Group LLC (the "Company") (a limited liability company), as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TransPacific Group LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 19, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

TRANSPACIFIC GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	775,398
Accounts receivable		3,432,700
Prepaid expenses		64,392
Other assets		26,141
TOTAL ASSETS	$	4,298,631

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	567,487
Warrant reserve		10,000
TOTAL LIABILITIES		577,487
Member's equity		3,721,144
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,298,631

The accompanying notes are an integral part of this financial statement

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

TransPacific Group LLC (the "Company"), a Delaware limited liability company, was formed on January 29, 2007. The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), acts as a third-party selling agent for private collective investment vehicles. The Company will continue indefinitely, unless terminated sooner by management.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2020 adjusted by any uncleared transactions. The fair value of accounts receivable and accounts payable is estimated by management to approximate their carrying value at December 31, 2020.

Cash

The Company maintains all of its cash balances at one financial institution. At times, these balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Accounts Receivable</u>

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

<u>Allowance for Credit Losses</u>

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertainties due to Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

PPP loan

During April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of approximately $98,000 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has not started the process of applying for loan forgiveness. The PPP Loan is being administered by Chase bank and bears interest at a rate of 1.0% per annum.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain and derecognize the loan until all conditions for forgiveness are met.

The accompanying notes are an integral part of this financial statement

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2020, the PPP Loan amounted to approximately $98,000 and included in accrued expenses and other liabilities on the Statement of Financial Condition.

NOTE 3.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $399,464 which was $365,326 in excess of its required net capital of $34,138. The Company's net capital ratio was 1.25 to 1.

The Company has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3.

NOTE 4.   INCOME TAXES

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company was, however, subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes. During 2020 the Company moved its operations to Florida and is no longer subject to New York City Unincorporated Business Tax. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

As of December 31, 2020 the Company had a current tax receivable of $9,000 included in other assets on the accompanying Statement of Financial Condition.

NOTE 5.   WARRANT RESERVE

The Company has received a deposit of $10,000 from an entity which has the right to convert this deposit into capital at a future date based on terms disclosed in its warrant agreement.

The accompanying notes are an integral part of this financial statement

NOTE 6.   CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2020, there were no customer accounts having debit balances which presented any risks, nor was there any exposure with any other transaction conducted with any other broker.

Fees receivable relating to four customers at December 31, 2020 accounted for 93% of the fees receivable.

NOTE 7.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE 8.   RETIREMENT PLANS

The Company maintains a profit sharing plan covering eligible employees. Employees are vested at 20% per year after 2 years of service. Annual contributions to the plan are at the discretion of the Managing Member and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections.

The Company sponsors a 401(k) for eligible employees providing pre-tax salary deferrals.

The Company participates in a noncontributory defined benefit pension plan which covers substantially all of its employees, and is funded through a trust established under the plan.

NOTE 8.   RETIREMENT PLANS (Continued)

The benefits are based on years of service, and the employee's compensation during the five consecutive years in which their average compensation was highest. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and other federal legislation.

Obligations and Funded Status	Pension Benefits 2020	
Change in benefit obligation:		
Benefit obligation at January 1, 2020	$	3,043,306
Service cost		1,737
Interest cost		91,259
Actuarial gain		(342,247)
Assumption changes		(19,264)
Disbursements paid		-
Benefit obligation at December 31, 2020	$	2,774,791
Change in plan assets:		
Fair value of plan assets at January 1, 2020	$	2,529,923
Actual return on plan assets		230,258
Employer contribution		50,000
Paid to participants		-
Fair value of plan assets at December 31, 2020	$	2,810,181
Funded Status at end of year	$	35,390
Amounts recognized in the statement of financial condition consist of:		
Noncurrent assets	$	35,390
Pension payable	$	0
	$	35,390

NOTE 8.   RETIREMENT PLANS (Continued)

Net gain	$ (464,023)

Total recognized in net periodic pension benefit cost and other comprehensive income	$ (498,773)

Amounts recognized in accumulated other comprehensive income consist of:

Net actuarial gain	$ (88,471)

Summary of benefit obligations and plan assets:

Projected benefit obligation	$ 2,774,791
Accumulated benefit obligation	$ 2,774,791
Fair value of plan assets	$ 2,810,181
Market-related value of assets	$ 2,810,181

Components of net periodic benefit cost and other amounts recognized in other comprehensive income:

Service cost	$ 1,737
Interest cost	91,259
Expected return on plan assets	(127,746)
Amortization of net (gain) loss	0
Net periodic cost	$ (34,750)

Other changes in plan assets and benefit obligations recognized in other comprehensive income

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $0 and $0 respectively.

Assumptions

Measurement Date: The measurement date for assets and liabilities is December 31
Actuarial Cost Method: Projected Unit Credit (as defined in ASC 715)
Asset Valuation Method: The market-related value of plan assets is equal to the fair value

NOTE 8.   RETIREMENT PLANS (Continued)

Demographic Actuarial Assumptions

		2020
Mortality Tables:	Pre-Retirement	None
	Post-Retirement	RP - 2014
Improvement Scale		MP - 2020

Weighted average assumptions used to determine benefit obligation at December 31, 2020:

Discount rate	2.52%
Rate of compensation increase	0.00%

Weighted average assumptions used to determine net periodic benefit cost for year ended December 31, 2020:

Discount rate	3.22%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	5.00%

Contributions

Contributions expected to be made during the year ending December 31, 2021 are expected to approximate $50,000.

Estimated Future Benefit Payments

2021	$	2,770,570
2022	$	0
2023	$	0
2024	$	0
2025	$	9,199
Years 2026-2030	$	33,390

The accompanying notes are an integral part of this financial statement

NOTE 9.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 19, 2021, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.